Mail Stop 3561

July 15, 2009

Barry McCarthy
Chief Financial Officer
Netflix, Inc.
100 Winchester Circle
Los Gatos, California 95032

        Re: Netflix, Inc
        File No. 000-49802
        Form 10-K: For the Fiscal Year Ended December 31, 2008

Dear Mr. McCarthy:

        We have reviewed the above referenced filings and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We have also asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

        Please file your response to our comment via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the fiscal year ended December 31, 2008

Item7. Management's Discussion and Analysis of Financial Condition and Results of Operations. page 26

General

1. We believe that your MD&A disclosure would be clearer and more user-friendly if you discussed your results of operations for individually comparable periods on a separate basis. For example, in future filings, please consider discussing your operating results for the comparative periods ended December 31, 2008 and December 31, 2007 separate from your discussion of the operating results for the comparative periods ended December 31, 2007 and December 31, 2006 (e.g., in separate sub-sections)

2. We also note the following items;

   - The announcement by the U.S. Postal service of the increase in the rate for first class postage by two cents effective May 2009. (page 13)
   - The planned second quarter of 2009 relocation of your central receiving and storage center from Sunnyville, California to Columbus, Ohio.(page 20)
   - The discontinuation of retail sales of previously viewed DVD's to subscribers during the first quarter of 2009.(page 35)
   - Your March 2009 announcement to increase the monthly fee for Blu-ray access.

   We believe these items are known trends/events that may indicate reported financial results are possibly not indicative of future performance. As such, in future filings, to the extent material please expand your MD&A section to discuss the impact that the aforementioned items will have on your financial condition, liquidity and capital resources and results of operations. Please ensure that your disclosure quantifies the effect of these changes on your future results. Please refer to Section III.B.3 of FR-72 for guidance.

Results of Operations page 31

Revenues page 31

3. You state that the increase in revenue was offset in part by a decline in average monthly revenue per paying subscriber, resulting from the continued growth of your lower cost subscription plans, as well as a price reduction for your most popular subscription plans. However you do not discuss the types of plans that you offer, the price per plan, the cost per plan, the total revenues by plan type or the number of subscribers per plan, with out this information the discussion of the changes in revenue lacks context. As such, in future filings, please provide a discussion of the types of plans that you offer, the price per plan, the cost per plan, the total revenues by plan type and the number of subscribers per plan. Additionally, in your 10-Q for the quarter ended March 31, 2009 we note from your gross margin discussion that your lower priced plans have a higher gross margin. In future filings, please expand your discussion to provide a analysis of the factors/reasons impacting the differences in margins.

Costs of Revenue page 32
Fulfillment Expenses page 33

4. You discuss certain factors to which changes are attributable, but you do not quantify some of these factors. For example, under fulfillment expense you state that the increase in these costs was primarily a result of an increase in personnel-related cost, higher credit card fees and an increase in facility related cost, but you do not quantify the increase. In addition, while you quantify certain factors, such as the 23% increase in postage and packing expenses during 2008, you do not quantify the absolute amount of the expense. Therefore, the change in the expense lacks context. Please ensure that all material factors are analyzed and

quantified to the extent practicable. In addition, we believe your disclosures would be more informative, transparent, and easily understood by:

- using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable; and
- refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above.

We believe such enhancements will significantly improve the ease of use of the information presented in your MD&A discussion and allow you to focus the narrative text on discussion and analysis of these figures as seen through the eyes of management. In future filings please revise accordingly.

Consolidated Balance Sheet, page F-3
Short-term Investments, pages F-8 and F-14 (note 2)

5. We note that you have approximately $157 million of short-term investments classified as available-for-sale as of December 31, 2008. Although the disclosure in your contractual maturity table in note 2 (page F-15) reflects that approximately 80% of these securities mature in excess of one year, we note that sales of short-term investments approximated $307 million in fiscal 2008 as presented in your consolidated statement of cash flows. With you selling a significant amount of these securities after holding them for only a short period of time (i.e. the portfolio was turned over twice in fiscal 2008 based on the amount of these investments on your consolidated balance sheet), it is unclear why some of these investments would not be classified as trading securities under the guidance in paragraph 12(a) of SFAS 115. Furthermore, if the significant sales are primarily attributable to your stock repurchase program, please tell us why this selling activity does not meet the criteria as "trading securities", especially since you anticipate even larger stock repurchases in fiscal 2009. Please advise and revise, if necessary. If management continues to believe its current classification of all securities as available-for-sale is appropriate and provides a satisfactory response, we believe your notes require expanded disclosure to address the appropriateness of this classification in view of the significant sales activity that is occurring within this portfolio of securities.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Aamira Chaudhry at 202-551-3389 or Joe Foti at 202-551-3816 with any questions. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief